FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief description

of

Report on Publication of Information on the Company

concerning

the Exercise Price of Stock Acquisition Rights for Stock Option Plan

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Report on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on July 10, 2002 with the Exchanges a report on publication of information on the Company concerning the exercise price of the stock acquisition rights (the "Stock Acquisition Rights") for the stock option plan, the issue of which was approved at the 164th Annual General Meeting of Shareholders (the "Report"). The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On July 10, 2002, the Company disclosed the matter described above in the manner stipulated by Article 30-1 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. Outline of the Report

The Company announced on July 10, 2002 that the exercise price of the Stock Acquisition Rights was fixed as follows:

- Exercise Price of the Stock Acquisition Rights: 916 Japanese Yen per share

3. References

Followings are general terms and conditions of the Stock Acquisition Rights issued by the Company.

a. Total number of the Company shares to be issued or acquired upon exercise of the Stock Acquisition Rights:

362,000 shares of common stock of the Company

b. Total number of units of the Stock Acquisition Rights to be issued:

362 units (1,000 shares per unit of the Stock Acquisition Right)

c. Persons to whom the Stock Acquisition Rights will be allocated:

Directors (15 persons), corporate officers (51 persons) and certain upper-level employees (124 persons) of the Company, and full-time chairmen and presidents of certain significant subsidiaries of the Company in Japan (excluding subsidiaries whose shares are listed on a stock exchange) (43 persons), who will be in office at the issue date of the Stock Acquisition Rights (in accordance with their positions at the time of the issuance).

d. Issue date: July 10, 2002

e. Certificate of Stock Acquisition Rights:

The certificate of Stock Acquisition Rights will be issued only if so requested by the holder.

f. Amount which will not be accounted for as stated capital:

The exercise price (if adjusted, then the adjusted exercise price), less the amount to be accounted for as stated capital. Amount to be accounted for as stated capital is determined by multiplying the initial or the adjusted exercise price by 0.5, with fractions (less than one Japanese Yen) rounded up.

g. Dividends

The first dividends or interim dividends to be paid on the shares of common stock of the Company issued upon exercise of the Stock Acquisition Rights will be paid as if the exercise were made on April 1 where the exercise is made during the period from April 1 to September 30, or on October 1 where the exercise is made during the period from October 1 to March 31 of the ensuing year, as the case may be.

h. Bank to which the exercise price will be paid:

Tokyo Business Department of the Sumitomo Trust Bank and Banking Company, Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ____________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: July 10, 2002